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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                NOEL GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    654990233
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 22, 1997
            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       [ ]

Check the following box if a fee is being paid with this statement.

                                       [ ]

                               Page 1 of 12 Pages

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----------------------                                  ------------------------
 CUSIP No. 654990233                   13D                  Page 2 of 12 Pages
----------------------                                  ------------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                Brae Group, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS:
                                       N/A
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                         [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                    Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER:

                                         0
                  --------------------------------------------------------------
  NUMBER OF        8     SHARED VOTING POWER:
    SHARES
 BENEFICIALLY                        929,313
   OWNED BY       --------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER:
 REPORTING
 PERSON WITH                            0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:

                                     929,313
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                     929,313
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                      4.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON:

                                       CO
--------------------------------------------------------------------------------

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-------------------------------                          -----------------------
   CUSIP No. 654990233                 13D                  Page 3 of 12 Pages
-------------------------------                          -----------------------


  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                 Louis Marx, Jr.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:
                                       N/A
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                            [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  U.S. Citizen
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER:

                                     20,443
                 --------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER:
   SHARES
BENEFICIALLY                         929,313
  OWNED BY       --------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER:
 REPORTING
PERSON WITH                          20,443
                 --------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER:

                                     929,313
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                     949,756
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                      4.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON:

                                       IN
--------------------------------------------------------------------------------

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Item 1. Security and Issuer.

        This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.10 per share ("Common Stock"), of Noel Group, Inc., a Delaware corporation ("Noel"). The address of the principal executive offices of Noel is 667 Madison Avenue, 25th Floor, New York, New York 10021.

Item 2. Identity and Background.

        This statement is being filed on behalf of Brae Group, Inc., a Delaware corporation ("Brae"), and Louis Marx, Jr. ("Mr. Marx"), a shareholder of Brae. Brae is a company which holds interests in various entities in diversified industries. The address of the principal business and principal offices of Brae is 333 Clay Street, Suite 4900, Houston, Texas 77002.

        Mr. Marx, who is a citizen of the United States, owns securities of Brae entitling Mr. Marx to exercise voting control of Brae and thus may be deemed to be the beneficial owner of Brae's interest in Noel. Mr. Marx is a private investor. The address of the principal business and principal offices of Mr. Marx is 667 Madison Avenue, New York, New York, 10021.

        Set forth on Schedule A is the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such

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occupation or employment is conducted, of each of the directors and executive officers of Brae.

        During the last five years, neither Brae or Mr. Marx nor, to the best knowledge of Brae, any of the directors or executive officers of Brae, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither Brae or Mr. Marx nor, to the best knowledge of Brae, any of the directors or executive officers of Brae, was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


        As reported on the Schedule 13D dated December 13, 1995, previously filed by Brae and Mr. Marx, on December 4, 1995, Brae purchased 483,000 shares of Noel Common Stock in an open market transaction for an aggregate purchase price of $3,018,750 ($6.25 per share) in cash from its working capital. As a result of the purchase of such shares, Brae became the beneficial owner of an aggregate of 1,622,313 shares of Noel Common Stock (or 8.0%).

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Item 4. Purpose of Transaction.

        Brae and Mr. Marx hold their respective shares of Noel Common Stock for investment purposes. Although neither Brae nor Mr. Marx has formulated any definite plans or proposals with respect to their respective investments in Noel, they may consider the acquisition of additional shares of Noel Common Stock or they may dispose of some or all of the shares of Noel Common Stock that they currently hold or in the future may hold, depending on market conditions and other circumstances. Except as set forth above, neither Brae nor Mr. Marx has any current plans or proposals which relate to or would result in any of the following, although they may consider one or more such actions in the future:

                (a) The acquisition by any person of additional securities of Noel, or the disposition of securities of Noel;

                (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Noel or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of Noel or any of its subsidiaries;

                (d) Any change in the present board of directors or management of Noel, including any plans or proposals to change

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the number or term of directors or to fill any existing vacancies on the board;

                (e) Any material change in the present capitalization or dividend policy of Noel;

                (f) Any other material change in Noel's business or corporate structure;

                (g) Changes in Noel's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Noel by any person;

                (h) Causing a class of securities of Noel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) A class of equity securities of Noel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

                (j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

                (a) Brae is currently the beneficial and record owner of an aggregate of 929,313 shares of Noel Common Stock, which constitutes approximately 4.6% of Noel's issued and outstanding Common Stock. Mr. Marx owns directly 20,443 shares of Noel Common Stock which constitutes approximately 0.1% of the issued and outstanding shares of Noel Common Stock. In addition, because Mr. Marx owns shares of Brae entitling Mr. Marx to exercise voting control of Brae he may be deemed the beneficial owner of the 929,313 shares of Noel Common Stock owned by Brae. Therefore, Mr. Marx may be deemed to be the beneficial owner of an aggregate of 949,756 shares of Noel Common Stock, which constitutes approximately 4.7% of Noel's issued and outstanding Common Stock. Mr. Marx disclaims beneficial ownership of the shares of Noel Common Stock held by Brae.

        To the best of Brae's knowledge, none of the persons named in Schedule A to Item 2 hereof are beneficial owners of shares of Noel Common Stock.

                (b) Because Mr. Marx owns shares entitling him to exercise voting control of Brae, Mr. Marx and Brae may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the shares directly held by Brae. Therefore, Brae and Mr. Marx may be deemed to have shared voting power and shared dispositive power with respect to 929,313 shares of Noel Common Stock. Mr. Marx has sole voting power and sole

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dispositive power with respect to 20,443 shares of common stock at Noel.

                (c) Set forth below is a list of sales of shares of Noel Common Stock effected by Brae within the last 60 days, all of which were effected in open market transactions:




                 No. of Shares               Approx. Price        Aggregate
   Date              Sold                      Per Share          Sale Price
   ----          -------------               -------------        -----------
  5/22/97           144,000                      $3.37           $  485,955.00

  5/23/97           100,000                       3.37              337,489.00

  5/23/97            37,400                       3.44              128,558.00

  5/23/97            10,000                       3.37               33,750.00

  5/23/97             2,600                       3.47                9,018.00

  5/27/97            80,000                       3.45              276,000.00

  5/28/97           130,000                       3.44              446,875.00
                    =======                                      =============
  TOTAL             504,000                                      $1,717,645.00



                  (d)          None.

                  (e) On May 28, 1997, Brae and Mr. Marx ceased to be the beneficial owners of more than 5% of the issued and outstanding shares of Noel Common Stock.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None.

                                      - 9 -


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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May  28, 1997

                                                BRAE GROUP, INC.

                                                By: /s/ W. Kirk Bosche
                                                   -----------------------------
                                                   W. Kirk Bosche,
                                                   Vice President - Finance

                                     - 10 -

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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May  28, 1997

                                                 /s/  Louis Marx, Jr.
                                                 -------------------------------
                                                     Louis Marx, Jr.

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                                   SCHEDULE A

                              TO AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                                    FILED BY

                                BRAE GROUP, INC.

        The following table sets forth certain information concerning each of the directors and officers of Brae Group, Inc., a Delaware corporation, as of the date of this Amendment No. 1 to Schedule 13D:

Name:                                      M. Leo Hart
                                           (Director, President and Chief
                                           Executive Officer)

Citizenship:                               American

Business Address:                          333 Clay Street, Suite 4900
                                           Houston, Texas 77002

Principal Occupation:                      President and Chief Executive
                                           Officer of Brae Group, Inc.

Name:                                      George M. Nevers
                                           (Director and Vice President

Citizenship:                               American

Business Address:                          1902 Wroxton Road
                                           Houston, Texas 77005

Principal Occupation:                      Oil and Gas Consultant

Name:                                      W. Kirk Bosche
                                           (Vice President - Finance, Secretary
                                           and Treasurer)

Citizenship:                               American

Business Address:                          333 Clay Street, Suite 4900
                                           Houston, Texas 77002

Principal Occupation:                      Chief Financial Officer, First
                                           International Oil Corporation


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